This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: January 23, 2023

RBA Investor Update Call Transcript

Operator

Good morning, ladies and gentlemen. My name is Donna, and I will be your conference operator today. Welcome to the Ritchie Bros. and IAA Investor Update Conference Call.

All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during that time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, please press star, then the number two.

I would now like to turn the call over to Mr. Sameer Rathod, Vice President of Investor Relations and Market Intelligence at Ritchie Bros., to open up the conference. Mr. Rathod, you may begin.

Sameer Rathod – Ritchie Bros. Auctioneers Incorporated – Vice President of Investor Relations / Market Intelligence

Thanks, Donna. And hello and good morning to everyone joining us on today's call to discuss updates that we announced this morning. And as a reminder, we will not be discussing the fourth quarter or taking questions about the quarter.

Joining me on the call today are Ann Fandozzi, Ritchie Bros.' Chief Executive Officer; Eric Jacobs, Ritchie Bros.' Chief Financial Officer; and John Kett, Chief Executive Officer of IAA.

The following discussion will include forward-looking statements which can be identified by words such as expect, believe, estimate, anticipate, plan, intend, opportunities, and similar expressions. Comments that are not a statement of fact, including but not limited to, projections of future earnings, revenue, gross transaction value, EBITDA, and other items, expectations regarding the proposed acquisition of IAA, including the anticipated benefits and synergies of the IAA transaction and future opportunities for the combined business of Ritchie Bros. and IAA, the expected debt and capital allocation of the combined company, and expectations regarding the announced investment by Starboard Value in Ritchie Bros. are considered forward-looking and involve risks and uncertainties. These factors include but are not limited to the satisfaction of the closing conditions, including the shareholder approval for the proposed IAA transaction.

We note that during today's call we will be discussing potential opportunities for the combined company and related information, including estimated amounts or ranges for such opportunities for illustrative purposes. This information is not intended to imply future targets, expectations, or guidance, and does not incorporate potential cost to achieve or specific timelines.

The risks and uncertainties that could cause actual results to differ significantly from such forward-looking statements are detailed in our joint IAA transaction release issued this morning, as well as the most recent quarterly reports and annual report on Form 10-K of each of Ritchie Bros. and IAA, which are available on the respective Investor Relations website and on EDGAR and SEDAR as applicable, the investor presentation issued by Ritchie Bros. earlier today, which was posted to our website, and the registration statement on Form F-4 filed by Ritchie Bros. with the SEC on December 14th.

We will also make important filings with the SEC and applicable Canadian security regulatory authorities in connection with the proposed IAA transaction. You are urged to read those materials carefully when they become available.

On this call, we will also discuss certain non-GAAP financial measures, including forward-looking non-GAAP financial measures. For the identification of non-GAAP financial measures, the most directly comparable GAAP financial measures, and applicable reconciliation of the two, see our most recent Form 10-Q and the investor presentation posted to our website. We are unable to present quantitative reconciliation of forward-looking non-GAAP financial measures, as management cannot predict all the necessary components of such measures. Investors are cautioned to not place undue reliance on forward-looking non-GAAP measures. All figures discussed on today's call are U.S. dollars, unless otherwise indicated.

Following the prepared remarks, we will open up the call to questions regarding the two press releases and the investor presentation that we posted on the Investor Relations section of our website this morning. Now I'd like to turn the call over to Ritchie Bros.' Chief Executive Officer, Ann Fandozzi.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you, Sameer, and good morning, everyone. I could not be more excited to be with you all this morning to discuss some updates on our pending transaction with IAA and why I am even more confident than ever in the incredible value creation opportunity that it presents.

As you've seen by now, it's been a busy morning for us here at Ritchie Bros. and IAA. To recap, we announced three important updates this morning. First, we amended the terms of our transaction with IAA to enhance the value proposition for shareholders. Second, we announced that Starboard Value has made a $500 million strategic investment in Ritchie Bros. And last but certainly not least, we are providing an update on our integration planning and the substantial revenue opportunities that we believe can unlock through the pending transaction.

Let me start by providing an overview of the amended merger agreement, which was unanimously approved by the Board of Directors of both Ritchie Bros. and IAA. Since we first announced the transaction in November, we have spent a significant amount of time meeting with and listening to our shareholders about the deal, and John has done the same with IAA shareholders. The amended agreement we entered into with IAA incorporates the feedback we've received regarding the best structure of the transaction.

Under the new terms of our revised merger agreement, shareholders of IAA will receive an additional $2.80 of cash per share. Furthermore, IAA shareholders will receive 0.5252 shares of Ritchie Bros. stock for each share of IAA common share they own. This represents an implied value of $44.40 per share based on Ritchie Bros. closing share price on Friday.

Since 71% of the total consideration to IAA shareholders is in stock, it allows them to participate meaningfully in the significant upside potential of the combined company. Not only will Ritchie Bros.' shareholders hold a slightly larger ownership percentage of our combined company, we also announced a special dividend of $1.08 per share that will be payable to Ritchie Bros.' shareholders of record as of a pre-closing record date to be determined, contingent upon successful closing of the merger. This $1.08 is equivalent to one year's worth of regular quarterly dividend payments.

We also continue to expect the transaction to be accretive to our adjusted EPS in the first full year post-close. When combining the revised consideration mix and special dividend with the Starboard equity investment, the net effect is essentially neutral to our pro forma net leverage ratio and deleveraging profile over time.

Simply put, the revised agreement will allow us to deliver substantial value for both Ritchie Bros. and IAA shareholders. Along with our revised transaction terms this morning, we also announced that, in connection with the upcoming transaction financing, Ritchie Bros. and IAA expect to release preliminary unaudited full year results for GTV, revenue, net income, and adjusted EBITDA. We will do this in advance of our respective full year's earnings releases, and the results will be in line or above current FactSet mean consensus analyst estimates. Both companies will announce fourth quarter and full year financial results in mid to late February.

This leads me to our next update, the strategic investment from Starboard Value. As I just outlined, the merger and transaction will deliver tremendous value to both Ritchie Bros. and IAA shareholders, value that is supported by Starboard's investment.

Some of you may be thinking, wait, Starboard is known as an activist investor and typically enters companies when they believe a change in strategy is warranted. Although that is largely true and they have been incredibly successful doing so, Starboard at its core is a value investor. They look for opportunities where they believe a tremendous amount of value can be unlocked and invest accordingly.

I've known Jeff Smith and the team at Starboard professionally for many years. Jeff actually texted me his congratulations with the IAA acquisition the morning of our announcement. As he had previously been an investor in KAR and supported IAA's spin, he knows the company and the salvage space well. He shares our view that the combination will unlock a tremendous amount of value for all shareholders, and congratulated us on the transaction.

Jeff and I have discussed the value creation opportunity this combination can deliver, and today's announcement is a huge vote of confidence. We look forward to welcoming Jeff to the board. I'm sure I don't need to go into his stellar track record as an investor and a board member.

In fact, $485 million of their investment is in the form of newly issued preferred shares with an initial conversion price of $73.00 a share, which exceeds Ritchie Bros.' 52 week high of $72.66. Of note, Starboard's convertible preferred shares are non-voting for the purpose of the IAA transaction, and these shares will not receive the cash dividend mentioned in the previous slide.

The vision for our future that Starboard is investing in is exactly what I want to talk to you about today. In addition to Starboard, we are pleased that Ancora, a large IAA shareholder, now supports the combination and has committed to voting in favor of the transaction.

We've talked a lot about the upside potential of the combined company. I now want to walk you through the specifics of the incredible growth opportunities we believe we can achieve. Prior to today, we've committed to $100 to $120 or more million in cost synergies, and have stated that revenue opportunities have the potential to eclipse these cost synergies.

You have asked me to shed light specifically to the cost synergies and revenue opportunities we see, and this morning we released details on the $350 to $900 million EBITDA growth opportunity we see in front of us. I will dive into the specific areas that makes up the potential revenue upside shortly.

When you look at them together, the two transactions we just went over will result in even more compelling value for both IAA and Ritchie Bros.' shareholders. Ritchie Bros.' shareholders will receive a slightly larger ownership stake in the combined company, as well as a special dividend equaling one year's worth of regular quarterly dividends. IAA shareholders will receive a larger cash consideration while retaining their ability to participate in the incredible upside potential of the combined company. And we have a renowned investor who believes in our business and the value of this transaction joining the combined company's board following the transaction.

Moreover, we have tremendous potential to drive growth through the combined company, which will result in significant value for shareholders of both companies. We expect this through our core business, our disciplined integration plan, accelerated growth by leveraging our combined yard footprint, and the revenue opportunities I just mentioned and will cover a little later.

As we map out what a combined Ritchie Bros. and IAA will look like, we are highly focused on making sure that we continue to build on the momentum we have created at Ritchie Bros.’ core business. Since I joined Ritchie Bros. three years ago, we have been executing on our vision to transform our business into a leading digital marketplace. Not only have we driven growth in the tightest supply environment in the history of the company, we have also meaningfully outpaced the market in returns for our shareholders.

You have asked me how we will ensure that the momentum that we've built will continue. Quite simply, it is by driving the same focus and accountability that we have instituted in every level of the company. Our sales teams drive GTV. It's that simple. We've instituted an exceptionally successful go-to-market model.

As a result of this deal, there is literally no change to this model. The leaders of Ritchie Bros. sales and sub verticals have no integration responsibilities and are committed to, and more importantly, held accountable for, our continued progression towards the Evergreen model of moving from low single digits to high single digits to low teens growth.

We will also continue to build on our omnichannel marketplace technology that forms the basis of Ritchie Bros. 2.0. Our integration roadmap includes plans to keep the infrastructure we've been working on with Thoughtworks intact and continue to invest in enhancing our ability to attach services across our many verticals. Similar to sales, there are dedicated owners in place with strong accountability to continue to deliver on that vision.

Turning to services, we've committed through our Evergreen model that our services revenue growth will outpace GTV growth. That is and will continue to be accomplished through expanding our service offerings and penetration. In similar fashion to every other part of Ritchie Bros., there are dedicated owners in place to drive each of the services with accountability for results.

Of course, the foundation of a great integration is strong oversight and focus. To that end, we have formed a classic integration management office, or IMO, structure with key functions and dedicated teams. We have also engaged a leading third-party consultant to ensure successful execution of the integration playbook. To be very specific, less than 1% of Ritchie Bros. staff is included in the IMO stakeholders, and our intention is to provide regular updates to shareholders on our progress.

Let's start with cost. As the integration teams continue their work ahead of close, we have even more confidence in our ability to achieve the $100 to $120-plus million in annual run rate cost synergies we expect by the end of 2025. Our IMO is developing a comprehensive plan and timetable to rapidly capture these savings, including the quick win we believe we can achieve shortly after close. We believe as we integrate, we will uncover additional opportunities as well.

I'll now turn it over to Eric Jacobs, our CFO, to discuss our capital allocation outlook.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Thanks, Ann. As we remain true to our disciplined capital allocation strategy that balances deleveraging and growth investments with capital returns, some investors have asked for additional information regarding our deleveraging plans. We have now provided this to you.

As we discussed previously, we intend to rapidly de-lever our balance sheet post-close to approximately 2x net debt to adjusted EBITDA in 24 months following close. We believe we will be able to lower our leverage ratio to 1.5x within 36 months post-close.

Strengthening our balance sheet, combined with the significant cash flow we expect to generate, will provide us with substantial flexibility going forward. We expect to have ample capital to continue to invest in our growth initiatives while returning capital to shareholders, which we expect to do by maintaining our dividend.

Over time, we also intend to return additional incremental capital to shareholders through growing our dividend and implementing share buybacks once we have reached an appropriate level of leverage. All of this will translate to substantial value for our shareholders.

Back to you, Ann.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thanks, Eric. Let me begin the opportunities discussion with speaking about how we intend to accelerate growth for both Ritchie Bros. and IAA. The combination presents us with a unique opportunity to enhance our ability to serve our customers and optimize unit economics of each yard given the multiple verticals we serve.

On the Ritchie Bros.' side, IAA's approximately 10,000 acres of capacity, not only--not including CAT capacity under optional contracts, will allow us to accelerate our satellite yard strategy. More importantly, approximately 75% of IAA's existing yards have five or more acres of capacity, which is in line with the target size of our satellite yard model.

These locations are generally in metropolitan areas, which will get us closer to our customer base. We primarily see these locations holding transportation assets, which IAA already handles, as well as light construction. When you combine that with our plans to leverage the best of the best of our yard operating systems and practices, we currently believe we will be able to run all yards more effectively and efficiently than Ritchie Bros. does today, given the technology investments that IAA has made over time to their yards.

Over the last several years, IAA has done tremendous work to enhance their catastrophic event response capabilities, as is evidenced by their great performance during Hurricane Ian last year. In fact, the data shows that they were able to pick up cars faster than their competitors. This is a better KPI for IAA's underlying performance than time to sale, which we often see used, as time to sale is largely driven by unique insurance partner preferences.

Our more than approximately 200 acre footprint in Florida and 250 acre footprint in Texas will allow us to substantially improve IAA's capacity to support insurance carriers during these catastrophic events. Given our combined team's expertise in zoning and regulatory environments, we are confident that we will be able to clear any hurdles to use for locations we want.

We also bring relationships with logistics firms, significant experience managing complex events, and an efficient yard model that will enhance IAA's service. We believe there will be opportunity to optimize logistics capabilities, enabled primarily by having multiple verticals at locations.

More than anything, many on Ritchie Bros. management team have a deep experience with insurance carriers and we understand what they value. We have a proven track record of solving difficult problems and enhancing customer services from our prior roles working with those same insurance companies. We have literally been there and done that. We are confident that, by combining our yard footprints and operating models, we will be able to win business and increase IAA's market share.

Our footprint capabilities in international markets across Europe, Mexico, and Australia will allow us to expand IAA into new markets that will accelerate their international strategy. We have the established infrastructure, relationships, and regulatory expertise to help IAA enter these markets, which represent a compelling growth opportunity.

Since we announced the transaction, a common question we continue to receive is what is the size and scale of the revenue opportunity? We previously released an EBITDA sensitivity table, and today we are providing further granularity to the categories that gives a sense of how we see the potential.

Overall, you see there are so many ways to win with this acquisition. Between the cost synergies and revenue opportunities, we see the potential magnitude of incremental EBITDA as being anywhere from $350 to $900 million. If this number sounds big, that's because it is big. As you've seen with me, we're going to test and learn our way there.

The figures we released today are not guidance. They are the full spectrum of the possible opportunities we believe we could capitalize on. The opportunity to create value here is incredible and why we've been so excited about this combination. Let me spend a few minutes unpacking this number to give you a sense of how we intend to get there.

First, there are $100 to $120 million or more of cost synergies. These are 100% in our control, and we're committed to deliver them. On the IAA side, we see a combined opportunity to achieve anywhere between $115 to $350 million of EBITDA by leveraging our domestic and international footprint, knowledge of and relationships with insurance carriers, and leadership expertise to drive growth.

The wide range of this number underscores the shorter-term line of sight opportunities as well as longer ones which will require more time to bring to fruition. We have gained tremendous learnings over the past two years of our satellite yard strategy. We believe that, by accelerating that strategy and capacity, especially at times when we expect the availability of equipment to ease, we can drive GTV growth with new customers and drive incremental EBITDA of $40 to $125 million.

The way to think about this wide range is the low-end correlates to opportunities where Ritchie Bros. already has existing sales associates, and the top end would require additional sales resources where IAA has capacity.

As we accelerate GTV growth for both Ritchie Bros. and IAA, we also have substantial opportunity to drive growth in our financing and other attached services. In fact, we see between $25 million and $100 million of opportunity from deploying Ritchie Bros. Financial Services sales force to IAA customers. To be clear, we do not think we will be providing financing to customers looking to scrap the equipment or break it down for parts. Our assumptions here focus on the rebuilders.

Long term, we see a significant opportunity to expand in additional verticals with IAA, namely whole car and incremental salvage markets. We will test and learn, but what we know for sure is that we already have a strong, distributed, and motivated sales team at Ritchie Bros. that can leverage this opportunity.

The aggregate in cost and revenue opportunities we've discussed today represent a significant upside to our standalone plan and underscore why we are so confident in the extensive shareholder value opportunity this transaction represents. In fact, on a fully diluted basis, the combination cost synergies and revenue opportunities deliver anywhere between $21 and $61 per share. If you further believe that this combined business will warrant some level of multiple expansion, this would add an additional $5 to $15 per fully diluted share.

Fundamentally, all of the news we put out today comes down to creating value. We've always been confident in the significant value creation opportunities that this transaction would lead to, and the updates we announced today only make us more confident in the incredible opportunity we have ahead with IAA. We now not only have a clearer picture of what those value creation opportunities are, we have even more attractive transaction terms for our shareholders.

Thank you all for joining us today. Obviously, we are very passionate about this transaction, and I hope you share in our excitement for the future of Ritchie Bros. We look forward to continuing to discuss the benefits of the transaction with our shareholders.

With that, we'd be happy to take your questions. Operator, please open the line.

Operator

Thank you. The floor is now open for questions. If you would like to ask a question, please press star-one on your telephone keypad at this time. A confirmation tone will indicate your line is in the question queue. You may press star-two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star key. Again, that's star-one to register a question at this time.

The first question is coming from John Healy of Northcoast Research. Please go ahead.

John Healy – Northcoast Research Partners, LLC

Good morning and congrats on the progress, team. Wanted to just maybe kickoff a little bit, both for Ann and John, maybe you could talk just a little bit about the reception you've gotten from the insurance industry. You know, would love to hear kind of the feedback that you've gotten early days here.

Additionally, there has been some, you know, speculation that there might be some movements amongst larger carriers this year. Would love to hear from John if anything's changed on kind of the competitive front with some of your large competitor--or with some of your large partners. I noticed there wasn't anything disclosed in the filings that you guys put out, so would just love if you could maybe just touch on those two things.

John Kett – IAA, Inc. – Chief Executive Officer and President

Sure, I'd be--

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

--Yeah--.

John Kett – IAA, Inc. – Chief Executive Officer and President

--Glad to, John. Thanks. Go ahead, Ann.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

No, please.

John Kett – IAA, Inc. – Chief Executive Officer and President

Oh, great. So, yeah, I mean, first off, I think, recapping since we've announced the deal going back to November, I mean, the enthusiasm of our customers around this deal has been really positive.

I think, a couple things. One, I think they see the power of the combination and what that's going to do for IAA to help us execute the strategy that we've talked about, number one. And number two, I think because of the reputation and Ann and her team's experience in this market, I think she's well known and liked, so I think the combination of those two things really has them excited about the combination.

In terms of our market today, no, I mean, I think things are relatively stable. You know, certainly we have really good dialogue with our customers. And as I said, in talking to them about this transaction, I think there's a fair amount of enthusiasm about it. So, yeah. No, I think we're, again, looking forward to putting the groups together and really leveraging all the things that Ann and Eric just outlined.

John Healy – Northcoast Research Partners, LLC

Great. And just--.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

--Yeah. And if I could just--.

John Healy – Northcoast Research Partners, LLC

--Oh, go ahead, Ann.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

I'm sorry, John. If I could just add to that for second, yeah, it's been in some way like a homecoming. You know, as John said, this was kind of my space and that of kind of a large sub-segment of the management team here at Ritchie Bros. before. That's what gave us confidence in our ability to bring these two businesses together.

We know these insurance carriers well. And, you know, I personally, since announcing the deal November 7th, have spoken to many of them about the combination. And the reception we're getting is incredibly positive, as John is saying, with--literally, it feels like a homecoming and, you know, lots of confidence.

John Healy – Northcoast Research Partners, LLC

Great. And just one logistics question. Would just love to get your thoughts on just kind of timing of events to come. In the release, it sounds like you guys will start to work on the financing, but was just hoping maybe you could give us like a timeline of where we're at. And I think you mentioned first half closure, but any more color that you could maybe lend there?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah. So, let's just kind of talk about some of the things that we've put out. First, you know, we'll be announcing the full year financials, you know, in due course. But because of the financing, we will be giving some numbers, revenue, GTV, you know, EBITDA, earlier. And as we've mentioned today, we feel that those will be in line or above with expectations. So, we feel very good about that.

Next up will be--after the financing is completed, will be our vote, which is slated for March 14th. And the closing, assuming a positive outcome, will be shortly thereafter.

John Healy – Northcoast Research Partners, LLC

Gotcha. Thank you.

Operator

Thank you. The next question is coming from Michael Feniger of Bank of America. Please go ahead.

Mike Feniger – Bank of America

Yeah. Thank you for taking my question. Just to circle back, just to put a finer note on it. Ann, when you said the preliminary Rev, GTV, EBITDA is in line or above expectations, are you referring to Ritchie Bros.? Is that an IAA comment? Is that both? Just to clarify.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Michael, all of the above.

Mike Feniger – Bank of America

Okay. And I think through the presentation, you talked about the new terms being neutral to the older terms, in terms of leverage. I think you're raising the cash portion a little bit. You're paying a special dividend. Now, I realize Starboard’s investment is part of that. Maybe just help us understand how the leverage terms are staying neutral. If you could just walk us through that, Eric, since the cash portion is higher, and there's a special dividend. And is that special dividend contingent on the--is it after the vote or if the vote's yes in closing? Just trying to get some clarity there.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Hey, Ann. I got kicked off the video and the phone for 30 seconds, so I missed that question. I heard my name raised.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Perfect. So Michael, yep. Do you want to restate the question?

Mike Feniger – Bank of America

Yeah. Apologies. Eric, what I was asking was, people see that the cash portion was raised a little bit and there's a special dividend. Yet, obviously, Starboard has an investment. And I think you mentioned the terms of the new deal are still neutral to where you expect leverage to come out. I was hoping you can just walk us through that.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Sure. So, the special dividend will be paid contingent on the deal, spaced out based on a record date to be set prior to close, and so that's how the special dividend will be handled. The cash component, we're in our financing race right now. We've already completed the term loan A component of that. We expect to be launching some additional financing relatively soon, and that will raise additional capital, together with whatever capital we have on our balance sheet as well as the Starboard investment. We have sufficient capital to do all of the above.

Mike Feniger – Bank of America

Great. And is--

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

--and then just to add, Michael, to Eric's comments, the form of the Starboard investment, the $15 million in common, $485 is a perpetual convertible preferred instrument with no put right. So we fully expect that to get equity treatment. And for the benefit of all the shareholders, that equity premium price of $73. So it's obviously more accretive to shareholders than the base deal, number one. And number two, just so that we're clear, the $1.08 in dividends, as Eric stated, is paid to Ritchie Bros. shareholders.

Mike Feniger – Bank of America

Is that subject to the deal closing?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Correct.

Mike Feniger – Bank of America

Okay. Great. And then just lastly, I'm sure there's other questions. Just to squeeze one more in. Ann, you mentioned how you view this as a win-win. It is still fairly large, and you went through the slide deck on how you guys are handling it in terms of looking at the cost, breaking down the cost synergies, breaking down your revenue synergies. I'm curious, what keeps you up at night that we need to monitor? We're seeing headlines of used auto pricing is starting to go down significantly, how that impacts the salvage market. Just what would keep you up at night knowing that this is a fairly sizable transaction / merger? I know it's a win-win in terms of how you're viewing long term value creation. Just curious, what are you looking at that we should be keeping our eyes on as well? Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah. Michael, let me start and then I'm going to turn it over to John in particular to talk about what used car pricing means to salvage. Drumroll, it's great things. So let me put it this way. I have a perpetual paranoia that should make the shareholders very happy on the phone. What keeps me up at night is thinking two, three steps in advance about what we don't know, right? The things we know, we're dealing with. The things we don't know, we try to find out. We test and learn. So obviously, the backdrop of the environment that we can click through, right?

So, for example, you know, no one knows, are we going into a recession or not. The good news is that both Ritchie Bros. and IAA are counter cyclical businesses. So if we go into a recession, obviously, pricing drops but the volumes more than make up for it. And in the case of Ritchie Bros. today, and IAA, once we can put them on our marketplace platform, we doubly benefit because we can attach services. If volume comes back at an equal pace to--that pricing is dropping, we actually win because we can't sell multiple services on a single piece of equipment, but as we get more and more equipment, we can sell more and more services, which is just pure margin. So it's incredible, but it's unknown.

Obviously, the question I get asked then every earnings call, and we'll just wait for that to happen on the next earnings call is, when will the equipment loosen up in kind of Ritchie Bros. core, yellow iron? And no one knows that. You can argue maybe global slowdown, but then offset by stimulus, all kinds of things. So, I'm going to answer it with constant paranoia across the board but keeping our finger formally on the pulse of the fact that the businesses are counter cyclical. They wouldn't--both businesses, win in good times, they really win in bad times, and making sure that we can take advantage of those things, and eyes wide open every minute of every day. So John, would you like to take the question about used cars?

John Kett – IAA, Inc. – Chief Executive Officer and President

Sure. Yeah. I mean, you start pricing, when you think about our marketplace, really has--there's two areas where it affects. It obviously affects ARPU, right, because the used car price is one of the drivers of value in our marketplace, and our fees are attached to that. But what you've seen over the last couple of years as we have made changes to our fee structure, we've really leaned more towards sort of fixed charges. So we're less sensitive to changes in value than we used to be. So I think that's one really important element when you think about used car prices coming down on the revenue per unit line.

The great news about used car prices coming down is that it means there's going to be more volume, because the way insurance companies total vehicles is they look at the repair costs divided by the used value. And if it exceeds a certain threshold, they're going to total the vehicle. So as used car prices come down, we're certainly not seeing repair costs come down, so a higher frequency of vehicles are going to be totaled. So we would expect to see more vehicles come into our marketplace. So one, to a certain extent, offsets the other, which again, is another one of the sort of countercyclical characteristics of the salvage marketplace.

Mike Feniger – Bank of America

Thank you.

Operator

Thank you. The next question is coming from Michael Doumet of Scotiabank. Please go ahead.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

Hey. Good morning, everybody. Nice update and appreciate the additional disclosures. Ann, there's a view out there that Ritchie and IAA will need to significantly step up capital spend post transaction, particularly as it relates to making investment from land assets and towing assets. Just wondering if you can speak to those expectations specifically?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah. Michael, thank you for putting the question forward. I think there's some confusion about kind of how IAA treats capital allocation and their yards and vis-à-vis their competitors, with their competitive set. So, the first thing is when we put out all of our previous proxies, the S-4 that you guys saw, the full complement of the required capex was included there. So that's the first thing for folks to know.

The second, and let's talk for a minute about a strategic decision IAA made, and we can certainly make a different one together as we move forward if we think that there's a different return on invested capital, a better return on invested capital for shareholders out there. But IAA leases their yards, where their competitors typically own yards, as does Ritchie Bros. by the way. We own our yards. So that's first and foremost. To the extent we think that owning yards is a better use of capital than leasing yards and drives the higher ROIC, we're happy to do that and kind of let the math guide us. So that's number one.

Number two, for catastrophic events. What IAA has chosen to do, which I think is very clever, is effectively have optionality for the overflow needs for catastrophic events. So they neither lease them perpetually, nor own them, but rather have partnerships out there with folks. So for example, like with NASCAR to use their pad space. So there's an incredible amount of capacity for catastrophic events IAA has at their disposal that is neither in their underlying lease numbers, nor in the kind of overall capital expenditures, because again, that's not how they choose to (inaudible).

So that is a very long answer to the yard question, and that's overwhelmingly when you take a look at IAA's competition, that is in fact, how capital is used. It is used to acquire yards, both for kind of steady state use, but even more for catastrophic events that sit idle much of the time waiting for kind of these events to happen so that service can be provided. So that answers that question.

In terms of tow, which is a fascinating area. First of all, if you just calculate the cost of a couple hundred or even a thousand tow vehicles in terms of capex, it actually becomes a fairly de minimis number for this size company, if we were to make that investment. But it's interesting for us. This is the area we want to dig into as we look forward, that may be a very unique advantage for the combined entity. And what I mean by that is, Ritchie Bros.' yards routinely have tow vehicles and flatbed trucks that are coming in and out that have a lot of dead head space, basically open capacity, right?

In our model, for Ritchie Bros., sellers pay for transportation and buyers pay for transportation. We do not pay for any transportation, but it means that when a seller's piece of equipment, or in fact the vehicle shows up at our yards, that tow vehicle leaves empty, and often is not full when it shows up. So our question is, can we leverage this incredible network of logistics to find a better answer for the salvage car industry overall, and specifically, our combination with IAA, a better answer for Ritchie Bros.' customers that will allow us to offset some of their costs, or maybe even enhance a revenue proposition for us?

With that in mind, we announced a little while ago that we took a majority position ownership in a logistics marketplace called VeriTread, really aiming to solve this question and problem, but we're very excited about it. So that is a long answer to 100% of what we see our capital needs are. In fact, we accelerated some capital expenses in order to drive the opportunities that will come from combination, but they have all been put forward in the materials we previously put out there. And just again, the confusion around the capital allocation needs for yards is just because of the choices that IAA has made in terms of overflow, catastrophic events, not being on their books at all, and then the rest would be on being leased instead of owned. Hopefully that answers your question.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

It certainly does. Thanks for the color, Ann. And maybe just a second one. I mean, the revenue synergies opportunity here, these are large numbers, it's a big range. Any way you can give us a sense for how much you think you can target within the same timeline of your cost synergies? If not, maybe just speak to generally what you view as some of the lower hanging fruit just to help us better align expectations.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah. So this is part of why we kind of put the range out there. And with the range, as you'll see on page 20 of the presentation, we didn't just put numbers out, we actually put underneath each one how we're thinking about it. So for example, in the case of growing Ritchie Bros. GTV--and I'm going to use this as just one example so that folks can understand how we approach this and gives you a sense for kind of timeliness. So the range of us driving GTV using the satellite yard, the open capacity at IAA’s yards is $40 to $125 million. It's a wide range.

Why so wide? All of it has open capacity at IAA that we can use. The $40 is coincident with where Ritchie Bros. already have sales coverage. So think about kind of an ability to turbo charge that opportunity quickly. Where the $125, the incremental $85 million, IAA has capacity. Ritchie Bros. currently doesn't have a sales force. But as you heard me speak about before, we have gone to great strides to have a new salesforce model, series of tools that were codeveloped and that allow us to onboard our sales folks very, very quickly.

So each and every line, we show you an ability to drive the outcome on the left. Almost think of it as kind of with existing resources, or marginal need for resources to get to the 350, includes $100 million of cost synergies and to get to the 900 requires more time. Because for example, we need to hire salespeople, or kind of driving penetration rates and financing equal to Ritchie Bros. just takes a little bit of time. It's taken us, call it two years, to get that done here at Ritchie Bros. , as I've come in.

So it gives you have a sense for kind of the boundaries. They're very - I mean, both numbers are very big. I think that's why use the words, the revenue opportunities eclipse the cost synergies. We shared this page with our board, a version of this page when we were going through kind of approvals and speaking through the opportunity. You see why our excitement and theirs was as high as it was.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

Perfect. Very interesting. Best of luck, guys. Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you.

Operator

Thank you. Once again, that is star, one, if you would like to register a question at this time. The next question is coming from Gary Prestopino of Barrington Research. Please go ahead.

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Hey. Good morning, all. I just want to be clear that special dividend is outside of the actual cash that you've announced in the deal, is that correct, the cash per share?

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

I'm sorry. What do you mean by outside of the cash per share?

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Well, it's not -- the $12.80, I think it is, it's not -- that doesn't include the special dividend. You're paying $12.80 and you're paying the special dividend? Or does that $12.80 include the special dividend?

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

So the dividend is only for Ritchie Bros. shareholders. The $12.80 goes to the IAA shareholders.

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Okay. Thanks. And then, Ann, maybe -- I know it's early, but in talking with some of the insurance companies that you're -- with the IAA potential acquisition, has anybody committed to giving you more vehicles at this point? And or are they saying what they would like to see for the ability to commit more vehicles to your combined platform?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah. So hi, Gary. Yeah, it is early. And we have not combined. So no, that is not happening. However, I will say, if you strip out one notable insurance carrier that we understand, and IAA holds full accountability for losing, based on kind of historic underperformance with catastrophic events, IAA has actually been holding or growing share with the rest of the insurance carriers. And it's because they're driving really incredible outcomes. And in fact, have industry leading technology, whereby these insurance carriers are actually vertically integrated into IAA.

So the team has done a great job. Yes, when a top three insurance carrier takes a significant portion of the business 100% due to catastrophic event performance, largely of the past, the combined numbers don't look great. If you strip that out, the combined numbers actually look pretty good in terms of sheer growth. And we're excited. Again, as I have said, what I've been doing with insurance carriers, is reestablishing my relationships back to the homecoming, and obviously having conversations about, hey, I know what is happening today. What more can we be doing in the future? And kind of starting to lay that foundation, reestablishing the relationships but really building on the incredible foundation that the IAA management team has laid, and knowing where the opportunities are that we can do even better together.

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Thank you.

Operator

Thank you. The next question is coming from Sabahat Khan of RBC. Please go ahead.

Sabahat Khan – RBC Capital Markets, Research Division

Hi. Great. Thanks, and good morning. I guess, just looking for some more color on, Ann, I think you mentioned you've hired or are looking to hire an external partner or consultant to help with integration. Can you maybe talk about which elements of the integration that you're looking to get more assistance with? And then maybe if this transaction is to close, maybe kind of what the integration plan looks like, sort of what's first? Is it operations? Is it technology? If you can maybe just give a little bit of color on both.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Absolutely. So this is an area that is near and dear to my heart, having acquired and integrated quite a few businesses in the past. So we have in fact secured the services of the top since--I don't want to kind of give them a commercial here, but the top of consultancy in integration, and have been working with them kind of through the IMO in order to put the pieces in place to drive the value that we know is there. And part of working with this team is the fact that many of us have worked with not only this consultancy, which is the very best, but actually with this sub team. So they know how quickly we love to move with these things. The idea of driving and really the focus of the IMO in terms of integration is primarily focused on the cost synergies and getting to the 100 to 120 quickly.

And so when you think about the prioritization and where you intend to start, think about things like executive costs, public company costs, being the lowest hanging fruit. Right? And John and I are on the call together today, so it's safe to say, you don't need two CEOs. Think about it that way but think about kind of those executive ranks kind of being affected fairly quickly, the public company costs. And if you take a look at page 14 of the deck that we put out, those are significant. Those are almost half of the cost of the $100 to $120 million plus of the combined synergies, and then you kind of peel through in terms of back office, HR procurement, and you kind of start peeling those down.

This is the area where IMO is focused. So what we have is significantly less than 1% of Ritchie Bros. combined will even be focused on this at all, again, allowing us to ensure that the base business that we have worked so hard to drive momentum into, thrives. So it's a very small percentage of Ritchie Bros. folks, but we have the functional teams identified, the integration management office identified, and then the pieces, the trajectories and the timelines for them reidentified.

Sabahat Khan – RBC Capital Markets, Research Division

Great. Thanks so much for that. And then maybe just one more. I think in the release this morning, you guys noted another board member beyond Starboard from industry that would join. I guess, if this transaction is to close, any more other gaps whether on the management side or the board side that you would look to add as you start the integration process?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

We actually feel really great about the team. I think as we've mentioned before, in some ways, the Ritchie Bros.' management team was purpose built for this combination, having spent, myself, for example, three years here at Ritchie Bros. driving the momentum, but then previously in the kind of insurance and car space. So we feel very good about that.

The board is, the Ritchie Bros. board, is fantastic and seeing kind of the results that they help us drive and then the four members coming over from IAA, we're very excited about, lots of expertise in the insurance space. The latest name that was put forward, was Tim O'Day. We're very excited. Tim comes from the collision space, my previous world, so we know him well. And other members of the IAA board, so we feel very good about the combination.

Sabahat Khan – RBC Capital Markets, Research Division

Great. Thanks very much.

Operator

Thank you. The next question is coming from Bret Jordan of Jefferies. Please go ahead.

Bret Jordan – Jefferies

Hey, John. Could you give us some details on sort of the size and timing of the hurricane Ian impact in the last quarter and then this quarter? I mean, obviously, your peer called out the revenues and margin impact last quarter, but just so we can sort of back that out of your ongoing performance.

John Kett – IAA, Inc. – Chief Executive Officer and President

Yeah, Bret. We'll have that obviously as we release our fourth quarter earnings, but like typical storms, the costs all occur first, and then we're still selling off some of the inventory. So some of it is going to spill over into 2023. But we haven't disclosed those details, but certainly as part of our fourth quarter earnings, we'll certainly be talking about impact of CAT on our business.

Bret Jordan – Jefferies

Okay. I guess it made landfall the very end of your third quarter. And was there any expense in the third quarter or is it really all in the fourth just given the timing of the storm?

John Kett – IAA, Inc. – Chief Executive Officer and President

I believe there was very little in the third quarter.

Bret Jordan – Jefferies

All right. Great. Thank you.

John Kett – IAA, Inc. – Chief Executive Officer and President

Thanks, Bret.

Operator

Thank you. The next question is coming from Andrew Childs of Barclays. Please go ahead.

Vince Foley – Barclays

Thanks. Good morning. It's actually eventually Vince Foley from Barclays. Just a quick question. Back in the fall when the transaction was announced, the plan was for the IAA bonds to come out at close. With the updated transaction terms that were announced this morning, is there any changes to your intent to take out those bonds at close?

John Kett – IAA, Inc. – Chief Executive Officer and President

I don't – oh, go ahead, Eric. Sorry.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

No. There is no change in our plans.

Vince Foley – Barclays

Great. That's all I had. Thank you.

Operator

Thank you. At this time, I'd like to turn the floor back over to management for any additional or closing comments.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Okay. Ann Fandozzi again. I'd like to thank everybody. I know we sprung this on you very, very quickly in an early morning call, especially for the folks that are on the West Coast. We appreciate you joining us. The announcements we've had today about a new merger agreement with IAA that we believe is better for all shareholders. Obviously, the incredible investment by Starboard and Jeff Smith joining us. We couldn't be more excited with a vote of confidence, and especially the fact that his equity instrument converts at $73 a share, making it obviously more accretive for our shareholders, and his belief and Starboard's belief and kind of where the opportunities of this business lie.

And then hearing you and answering your questions around how do we intend to stay focused? How do we manage this level of integration? And then, what is the value of these revenue opportunities of which you speak, Ann? The fact that you allowed us to do all of that this morning, I am very grateful for, and I wish you a wonderful rest of your day.

Operator

Thank you. Ladies and gentlemen, this concludes today's event. You may disconnect your lines or log off the webcast at this time and enjoy the rest of your day.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the proposed investment into RBA by Starboard. This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; the failure to satisfy any of the conditions to closing of the Starboard investment in RBA; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.